SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2004

Enel Società per Azioni
Viale Regina Margherita 137
00198, Rome
Italy

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑        Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Certain of the information included in this Report is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. The Company’s core business includes the generation, transmission, distribution and supply of electricity. Moreover, in recent years, the Company has diversified its activities entering into other sectors, such as gas, telecommunications and other communication services. The Company’s outlook is predominately based on its interpretation of what it considers to be the key economic factors affecting its businesses. Forward-looking statements with regard to the Company’s businesses involve a number of important factors that are subject to change, including: the many interrelated factors that affect customers’ demand, including general economic conditions, industry trends, and increased competition in each of the Company’s markets; the Company’s ability to implement successfully its cost reduction program; the Company’s ability to implement its strategy to focus on its core energy business; future capital expenditure and investments; legislation, particularly that relating to the regulation of the markets for electricity and other public utility services, tariff regimes, the environment, trade and commerce and infrastructure development; the actions of competitors in various industries in which the Company competes; production difficulties, including capacity and supply constraints; labor relations; interest rates and currency exchange rates; political and civil unrest; and other risks and uncertainties.

The information included in this Report has been given to Commissione Nazionale per le Società e la Borsa (CONSOB), the Italian public authority regulating Italian capital markets, and/or to Borsa Italiana S.p.A., the company owning and managing the Mercato Telematico Azionario, the Italian automated screen-based trading system on which the ordinary shares of Enel Società per Azioni are listed, or is otherwise furnished pursuant to General Instruction B to the General Instructions to Form 6-K.

Table of contents:

-	Press Release dated June 12, 2004;
-	Press Release dated June 17, 2004;
-	Press Release dated June 19, 2004;
-	Notice of a change in the share capital of Enel S.p.A. dated June 21, 2004;
-	Press Release dated June 23, 2004;
-	Press Release dated June 25, 2004;
-	Press Release dated July 2, 2004;
-	Notices relating to trading of Enel shares by Senior Management communicated to the market from June 4, 2004 to June 14, 2004;

Press Release

ENEL DETERMINES MAXIMUM PRICE FOR TERNA SHARE OFFERING

Rome, June 12, 2004 — As part of the Global Offering of shares in its subsidiary Terna S.p.A and in accordance with the provisions of the IPO prospectus, Enel has determined a maximum price per share of € 1.85.

The Maximum Price was determined taking into consideration analysis and advice from the Global Coordinators before the launch of the public offering in Italy (June 14, 2004 to June 18, 2004), the state of financial markets, and expressions of interest from Institutional Investors for the Institutional Offering (June 7, 2004 to June 18, 2004).

The final offering price, which will be determined at the end of the Global Offering in the manner indicated in the Prospectus, will be made public through a separate announcement by June 20, 2004.

As previously stated, the Initial Public Offering (IPO), for which Mediobanca is acting as Placement Manager and Sponsor, will be structured as follows:

•	an offer reserved for Enel employees (as defined in the Prospectus);

•	an offer for an amount not greater than 50% of the IPO reserved for persons who on May 27, 2004 (date of the Prospectus) were Enel shareholders and also resident in Italy;

•	an offer reserved for the general public.

The IPO will include an incentive consisting of the allocation of bonus shares of Terna for subscribers who retain ownership of the shares acquired during the IPO without interruption for 18 months. The bonus share will consist of 1 share for every 20 held by members of the general public and Enel shareholders and 1 share for every 10 held by Enel employees (as defined in the Prospectus).

The general public and Enel shareholders will be able to subscribe to the IPO at banks and post offices.

This announcement is neither an offer to sell nor a solicitation of an offer to buy any securities in the United States, Italy or any other jurisdiction. The securities referred to herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended, or any applicable state securities laws (other than Italy) and may not be offered or sold in the United States absent registration or an applicable exemption from such registration requirements. This announcement (and the information contained herein) is not for publication or distribution in the United States of America. The information contained herein is restricted and is not for distribution in Australia, Canada or Japan.

Press Release

ENEL MOVES FORWARD ON ACQUISITION OF TWO ROMANIAN ELECTRICITY DISTRIBUTORS

Bucharest, June 17, 2004 — Enel and OPSPI — the Romanian Privatization Office of the Ministry of Economy and Commerce — have signed a protocol finalizing negotiations for the acquisition by Enel of a 51% stake in two electricity distribution companies, Electrica Banat and Electrica Dobrogea.

Enel has offered a total consideration of 112 million euro for the acquisition of the 51% stake in the two companies. The payment will cover the transfer of shares and a capital increase.

The transaction, which follows several months of negotiation, will be subject to internal approvals with signing of the sales-purchase agreement expected by the end of June.

As a part of the agreement, Enel will oversee the management of the two companies, with teams already appointed, after signing of the sales-purchase contract and will take over management control upon closing. Closing is expected by year end. The two distribution companies will operate under the new regulatory regime to be implemented by ANRE, the local Regulator, by 1 January 2005.

Banat and Dobrogea together serve approximately 1.4 million customers and account for approximately 20% of electricity distribution and sale in Romania. Banat is located in the west of Romania, while Dobrogea in the east.

Enel is one of the largest electricity companies in the world. It is the leading electricity operator in Italy with over 40,000 MW of installed capacity and about 30 million electricity customers. It is also the country’s number two gas distributor with almost 2 million gas customers.

Outside Italy, Enel has a Spanish subsidiary, Viesgo, with 2,400 MW of installed capacity and is the majority owner of the 900 MW Maritza East III power plant in Bulgaria. It also has a significant presence in renewable energy production in North America and Latin America.

Press Release

ENEL SETS DEFINITIVE PRICE FOR TERNA IPO AT €1.70 PER SHARE

Rome, June 19, 2004 — As a part of the Global Offering of shares in its subsidiary Terna S.p.A., and in accordance with the Prospectus for the Italian Public Offering, Enel has set the definitive price of each single Terna share at €1.70. The price, subject to the terms set forth in the Prospectus, applies both to the Italian Public Offering and the Institutional Offering.

The price was determined taking into consideration quantity and quality of demand from institutional investors, quantity of demand for the Italian Public Offering, as well as the status of the Italian and international financial markets.

The Global Offering had a total gross demand of approximately 2.5 billion shares, compared to the 870 million shares on offer in the Global Offering. In addition, the Global Coordinators have been granted an option (greenshoe), exercisable until 30 days after the first trading day (expected to be June 23, 2004) of the shares on the Milan Stock Exchange, to purchase up to 130 million additional shares.

The institutional demand included Italian and international investors. Retail demand, from about 210,000 individuals, totaled approximately 640 million shares, equal to 2.5 times the minimum offering for retail investors, with an average demand per person of 1.5 lots (equal to 3,000 shares).

After the exercise of the greenshoe option, institutional investors and retail investors are expected to receive approximately the same amount of shares of the Company.

This announcement is neither an offer to sell nor a solicitation of an offer to buy any securities in the United States, Italy or any other jurisdiction. The securities referred to herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended, or any applicable state or other jurisdiction’s securities laws (with the exception of Italy) and may not be offered or sold in the United States absent registration or an applicable exemption from such registration requirements. This announcement (and the information contained herein) is not for publication or distribution in the United States of America. The information contained herein is restricted and is not for distribution in Australia, Canada or Japan.

Notice of a change in the share capital of Enel S.p.A.

Enel S.p.A. informs the market of the new composition of its share capital (entirely subscribed and paid up) following the partial execution — during the period between May 24, 2004 and June 11, 2004 — of the resolutions to increase the aforesaid capital adopted by the Board of Directors at its meetings on April 10, 2003 (for the Stock-option Plan for the year 2002) and April 7, 2004 (for the Stock-option Plan for the year 2003).

Specifically, in the aforesaid period between May 24, 2004 and June 11, 2004 a total of 34,030,631 ordinary Enel S.p.A. shares were issued and subscribed, of which (i) 18,946,680 shares regarding the Stock-option Plan for the year 2002 and (ii) 15,083,951 shares regarding the Stock-option Plan for the year 2003.

The Board of Directors had been specifically authorized to resolve such capital increases by the extraordinary Shareholders’ Meetings of May 25, 2001 (regarding the Stock-option Plan for the year 2002) and May 23, 2003 (regarding the Stock-option Plan for the year 2003).

The attestation regarding the new amount of the share capital was filed for recording with the register of companies in Rome on June 21, 2004.

	Current share capital			Previous share capital
			Par value			Par value
	Euro	N. of shares	each	Euro	N. of shares	each
Total	6,097,105,820	6,097,105,820	1 Euro	6,063,075,189	6,063,075,189	1 Euro
Of which:
Ordinary shares	6,097,105,820	6,097,105,820	1 Euro	6,063,075,189	6,063,075,189	1 Euro
(rank for dividend pari passu: January 1, 2003)
current coupon number 3(*)

(*)	The dividend of 0.36 euro per share, with which coupon number 3 is associated, will be paid as from June 24, 2004 (with the ex-dividend date of said coupon falling on June 21, 2004) in accordance with the resolution adopted by the ordinary Shareholders’ Meeting of Enel S.p.A. held on May 21, 2004.

Press Release

Roma, June 23, 2004 — At the launch of trading of Terna, the chief executive of Enel, Paolo Scaroni, said that, based on the results of the Global Offering of Terna shares, Enel estimates that it will distribute an additional dividend of between 0.30 euro and 0.36 euro per share before the end of the year, presumably in the last quarter.

Press Release

TERNA IPO: GREENSHOE FULLY EXERCISED

Rome, June 25, 2004 — In connection with the Global Offering of Terna shares and in accordance with the related Prospectus, the Global Coordinators, Mediobanca and Goldman Sachs, today informed Enel that the greenshoe option, for a total of 130 million Terna shares, was exercised in its entirety.

The greenshoe acquisition price was Euro 1.70 per share — equal to the price of Terna shares in the Global Offering — for a total consideration of Euro 221 million.

The transfer and payment of these shares will take place by June 30, 2004. Including the greenshoe’s full uptake, the Global Offering totaled 1 billion Terna shares, equal to 50% of the company’s share capital, for a total consideration of Euro 1.7 billion.

Press Release

ENEL SHAREHOLDERS TO RECEIVE AN ADDITIONAL DIVIDEND OF 0.33 EURO PER SHARE IN OCTOBER 2004

The global offering of Terna shares and capital restructuring generated 2,012 million euro for dividend payments

Rome, July 2, 2004 — The Board of Directors of Enel met under the chairmanship of Piero Gnudi and expressed its satisfaction with the positive outcome of the global offering of 50% of Terna’s share capital.

Taking into account the capital gain from the global share offering and the effect of the prior financial restructuring of Terna’s capital, a total dividend amount of 2,012 million euro was generated, equal to a dividend of 0.33 euro per Enel share. This is in addition to the dividend expected for the 2004 results.

When the Board of Directors of Enel meets on September 9 to examine the Company’s and Group’s results for the first half of 2004, it will approve the distribution of a partial advance payment of the 2004 dividend equal to 0.33 euro per Enel share. This will be paid on October 21, 2004, with the ex-dividend date falling on October 18, 2004.

Notices relating to trading of Enel shares by Senior Management

Company: Enel S.p.A.
Reference period: 2nd quarter (April-June) 2004
Disclosure:          periodic          immediate          delayed
Declarer: Marco Alverà          Title: Executive Assistant to the CEO of Enel S.p.A.

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

		Financial				Amount paid/received
Date	Transaction[1]	instrument[2]	ISIN code	Quantity	Unit price	in the transaction	Source[3]
June 11, 2004	S	AZO Enel	IT0003128367	15,218	€5.240	€79,742.32	Exercise of stock options
June 11, 2004	V	AZO Enel	IT0003128367	15,218	€6.890	€104,852.02	Market transaction
				Sub-TOTAL (A)[4]		€ 184,594.34

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

Underlying financial
Date	Transaction[5]	Financial instrument[6]	Category[7]	ISIN code	instrument[8]	Actual investment/disinvestment			Potential investment/disinvestment			Features[9]
						Qty	Unit price	Amount	Qty	Unit price	Amount
—	—	—	—	—	—	—	—	—	—	—	—	—
										Sub-TOTAL (B)[10]	0
										TOTAL (A) + (B)	€ 184,594.34

1 Indicate the kind of transaction:
A = Purchase;
V = Sale;
S = Subscription;
O = other, in which case specify.
2 Indicate the financial instrument involved in the transaction:
AZO = ordinary shares;
AZP = preferred shares;
AZR = saving shares;
OBCV = convertible bonds;
O = other, in which case specify the financial instrument.
Also indicate the company that issued the financial instrument involved in the transaction.
3 Indicate the kind of action from which the transaction derives:
- market transaction;
- off-market transaction;
- conversion of convertible bonds;
- exercise of stock options or preemptive rights;
- exercise of warrants;
- exercise of derivative instruments or covered warrants;
- other, in which case specify.
4 Indicate the total amount of the transactions listed in the form.
5 Indicate the kind of transaction:
A = Purchase;
V = Sale;
O = other, in which case specify.
6 Indicate the kind of derivative financial instrument involved in the transaction:
W = warrants;
OPZ = options;
PR = traditional option contracts;
CW = covered warrants;
O = other, in which case specify.
7 Indicate the category of derivative financial instrument involved in the transaction:
C = call;
P = put;
O = other, in which case specify.
8 Indicate the financial instrument underlying the derivative contract (or the warrant or covered warrant) and the company that issued such financial instrument.
9 Indicate the main conditions characterizing the derivative financial instrument (or the warrant or covered warrant) involved in the transaction (including at least: strike price, exercise ratio and expiry date).
10 Indicate the total amount of the transactions listed in the form, calculated taking in consideration the potential investment/disinvestment.

Company: Enel S.p.A.
Reference period: 2nd quarter (April-June) 2004
Disclosure:          periodic          immediate          delayed
Declarer: Fabio Bonomo          Title: Company Law and Securities Exchange Regulations Compliance Manager — Enel S.p.A.

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

						Amount paid/received
Date	Transaction	Financial instrument	ISIN code	Quantity	Unit price	in the transaction	Source
June 11, 2004	S	AZO Enel	IT0003128367	14,550	€6.426	€93,498.30	Exercise of stock options
June 11, 2004	V	AZO Enel	IT0003128367	14,550	€6.920	€100,686.00	Market transaction
				Sub-TOTAL (A)		€ 194,184.30

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

Underlying financial
Date	Transaction	Financial instrument	Category	ISIN code	instrument	Actual investment/disinvestment			Potential investment/disinvestment			Features
						Qty	Unit price	Amount	Qty	Unit price	Amount
—	—	—	—	—	—	—	—	—	—	—	—	—
										Sub-TOTAL (B)	0
										TOTAL (A) + (B)	€ 194,184.30

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”

*****

Company: Enel S.p.A.
Reference period: 2nd quarter (April-June) 2004
Disclosure:          periodic          immediate          delayed
Declarer: Alessandro Bufacchi          Title: Director of Information & Communication Technology Department — Enel S.p.A.

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

						Amount paid/received
Date	Transaction	Financial instrument	ISIN code	Quantity	Unit price	in the transaction	Source
June 7, 2004	S	AZO Enel	IT0003128367	61,012	€6.426	€392,063.11	Exercise of stock options
June 7, 2004	V	AZO Enel	IT0003128367	61,012	€6.710	€409,390.52	Market transaction
June 7, 2004	S	AZO Enel	IT0003128367	64,454	€5.240	€337,738.96	Exercise of stock options
June 7, 2004	V	AZO Enel	IT0003128367	64,454	€6.710	€432,486.34	Market transaction
				Sub-TOTAL (A)		€ 1,571,678.93

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

Underlying financial
Date	Transaction	Financial instrument	Category	ISIN code	instrument	Actual investment/disinvestment			Potential investment/disinvestment			Features
						Qty	Unit price	Amount	Qty	Unit price	Amount
—	—	—	—	—	—	—	—	—	—	—	—	—
										Sub-TOTAL (B)	0
										TOTAL (A) + (B)	€ 1,571,678.93

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”

*****

Company: Enel S.p.A.
Reference period: 2nd quarter (April-June) 2004
Disclosure:          periodic          immediate          delayed
Declarer: Vincenzo Cannatelli          Title: Chairman of the Board of Directors of Enel Distribuzione S.p.A. and Chief Operating Officer of Infrastructure, Networks and Sales Division

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

						Amount paid/received
Date	Transaction	Financial instrument	ISIN code	Quantity	Unit price	in the transaction	Source
June 4, 2004	S	AZO Enel	IT0003128367	111,241	€5.240	€582,902.84	Exercise of stock options
June 4, 2004	V	AZO Enel	IT0003128367	111,241	€6.700	€745,314.70	Market transaction
June 8, 2004	S	AZO Enel	IT0003128367	100,000	€5.240	€524,000.00	Exercise of stock options
June 8, 2004	V	AZO Enel	IT0003128367	100,000	€6.750	€675,000.00	Market transaction
June 11, 2004	S	AZO Enel	IT0003128367	509,700	€6.426	€3,275,332.20	Exercise of stock options
June 11, 2004	V	AZO Enel	IT0003128367	509,700	€6.900	€3,516,930.00	Market transaction
				Sub-TOTAL (A)		€ 9,319,479.74

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

Underlying financial
Date	Transaction	Financial instrument	Category	ISIN code	instrument	Actual investment/disinvestment			Potential investment/disinvestment			Features
						Qty	Unit price	Amount	Qty	Unit price	Amount
—	—	—	—	—	—	—	—	—	—	—	—	—
										Sub-TOTAL (B)	0
										TOTAL (A) + (B)	€ 9,319,479.74

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”

*****

Company: Enel S.p.A.
Reference period: 2nd quarter (April-June) 2004
Disclosure:          periodic          immediate          delayed
Declarer: Salvatore Cardillo          Title: Director of Legal Department — Enel S.p.A.

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

						Amount paid/received
Date	Transaction	Financial instrument	ISIN code	Quantity	Unit price	in the transaction	Source
June 8, 2004	S	AZO Enel	IT0003128367	27,500	€6.426	€176,715.00	Exercise of stock options
June 8, 2004	V	AZO Enel	IT0003128367	27,500	€6.720	€184,800.00	Market transaction
				Sub-TOTAL (A)		€ 361,515.00

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

Underlying financial
Date	Transaction	Financial instrument	Category	ISIN code	instrument	Actual investment/disinvestment			Potential investment/disinvestment			Features
						Qty	Unit price	Amount	Qty	Unit price	Amount
—	—	—	—	—	—	—	—	—	—	—	—	—
										Sub-TOTAL (B)	0
										TOTAL (A) + (B)	€ 361,515.00

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”

*****

Company: Enel S.p.A.
Reference period: 2nd quarter (April-June) 2004
Disclosure:          periodic          immediate          delayed
Declarer: Pier Matteo Codazzi          Title: Head of Planning and Control Department — Enel Distribuzione S.p.A.

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

						Amount paid/received
Date	Transaction	Financial instrument	ISIN code	Quantity	Unit price	in the transaction	Source
June 7, 2004	S	AZO Enel	IT0003128367	16,114	€5.240	€84,437.36	Exercise of stock options
June 7, 2004	V	AZO Enel	IT0003128367	16,114	€6.710	€108,124.94	Market transaction
June 9, 2004	S	AZO Enel	IT0003128367	29,100	€6.426	€186,996.60	Exercise of stock options
June 9, 2004	V	AZO Enel	IT0003128367	29,100	€6.890	€200,499.00	Market transaction
				Sub-TOTAL (A)		€ 580,057.90

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

Underlying financial
Date	Transaction	Financial instrument	Category	ISIN code	instrument	Actual investment/disinvestment			Potential investment/disinvestment			Features
						Qty	Unit price	Amount	Qty	Unit price	Amount
—	—	—	—	—	—	—	—	—	—	—	—	—
										Sub-TOTAL (B)	0
										TOTAL (A) + (B)	€ 580,057.90

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”

*****

Company: Enel S.p.A.
Reference period: 2nd quarter (April-June) 2004
Disclosure:          periodic          immediate          delayed
Declarer: Fulvio Conti          Title: Chief Financial Officer — Enel S.p.A.

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

						Amount paid/received
Date	Transaction	Financial instrument	ISIN code	Quantity	Unit price	in the transaction	Source
June 7, 2004	S	AZO Enel	IT0003128367	50,000	€5.240	€262,000.00	Exercise of stock options
June 7, 2004	V	AZO Enel	IT0003128367	50,000	€6.710	€335,500.00	Market transaction
June 8, 2004	S	AZO Enel	IT0003128367	70,000	€5.240	€366,800.00	Exercise of stock options
June 8, 2004	V	AZO Enel	IT0003128367	70,000	€6.750	€472,500.00	Market transaction
June 10, 2004	S	AZO Enel	IT0003128367	67,840	€5.240	€355,481.60	Exercise of stock options
June 10, 2004	V	AZO Enel	IT0003128367	67,840	€6.800	€461,312.00	Market transaction
June 11, 2004	S	AZO Enel	IT0003128367	150,000	€6.426	€963,900.00	Exercise of stock options
June 11, 2004	V	AZO Enel	IT0003128367	150,000	€6.890	€1,033,500.00	Market transaction
June 11, 2004	S	AZO Enel	IT0003128367	100,000	€6.426	€642,600.00	Exercise of stock options
June 11, 2004	V	AZO Enel	IT0003128367	100,000	€6.910	€691,000.00	Market transaction
June 11, 2004	S	AZO Enel	IT0003128367	10,000	€5.240	€52,400.00	Exercise of stock options
				Sub-TOTAL (A)		€ 5,636,993.60

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

Underlying financial
Date	Transaction	Financial instrument	Category	ISIN code	instrument	Actual investment/disinvestment			Potential investment/disinvestment			Features
						Qty	Unit price	Amount	Qty	Unit price	Amount
—	—	—	—	—	—	—	—	—	—	—	—	—
										Sub-TOTAL (B)	0
										TOTAL (A) + (B)	€ 5,636,993.60

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”

*****

     Company: Enel S.p.A.
     Reference period: 2nd quarter (April-June) 2004
     Disclosure:          periodic          immediate          delayed
     Declarer: Pierangelo Fadel          Title: Head of Legal and Corporate Affairs Department — Enel Distribuzione S.p.A.

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

						Amount paid/received
Date	Transaction	Financial instrument	ISIN code	Quantity	Unit price	in the transaction	Source
June 11, 2004	S	AZO Enel	IT0003128367	54,600	€6.426	€350,859.60	Exercise of stock options
June 11, 2004	V	AZO Enel	IT0003128367	54,600	€6.890	€376,194.00	Market transaction
				Sub-TOTAL (A)		€ 727,053.60

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

Underlying financial
Date	Transaction	Financial instrument	Category	ISIN code	instrument	Actual investment/disinvestment			Potential investment/disinvestment			Features
						Qty	Unit price	Amount	Qty	Unit price	Amount
—	—	—	—	—	—	—	—	—	—	—	—	—
										Sub-TOTAL (B)	0
										TOTAL (A) + (B)	€ 727,053.60

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”

*****

Company: Enel S.p.A.
Reference period: 2nd quarter (April-June) 2004
Disclosure:          periodic          immediate          delayed
Declarer: Fulvia Fazio          Title: Head of Communication Department — Enel Distribuzione S.p.A.

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

						Amount paid/received
Date	Transaction	Financial instrument	ISIN code	Quantity	Unit price	in the transaction	Source
June 11, 2004	S	AZO Enel	IT0003128367	29,100	€6.426	€186,996.60	Exercise of stock options
June 11, 2004	V	AZO Enel	IT0003128367	29,100	€6.910	€201,081.00	Market transaction
				Sub-TOTAL (A)		€ 388,077.60

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

Underlying financial
Date	Transaction	Financial instrument	Category	ISIN code	instrument	Actual investment/disinvestment			Potential investment/disinvestment			Features
						Qty	Unit price	Amount	Qty	Unit price	Amount
—	—	—	—	—	—	—	—	—	—	—	—	—
										Sub-TOTAL (B)	0
										TOTAL (A) + (B)	€ 388,077.60

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”

*****

Company: Enel S.p.A.
Reference period: 2nd quarter (April-June) 2004
Disclosure:          periodic          immediate          delayed
Declarer: Luigi Ferraris          Title: Head of Planning and Control Department — Enel S.p.A.

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

						Amount paid/received
Date	Transaction	Financial instrument	ISIN code	Quantity	Unit price	in the transaction	Source
May 24, 2004	S	AZO Enel	IT0003128367	64,454	€5.240	€337,738.96	Exercise of stock options
May 24, 2004	V	AZO Enel	IT0003128367	64,454	€6.600	€425,396.40	Market transaction
June 10, 2004	S	AZO Enel	IT0003128367	127,500	€6.426	€819,315.00	Exercise of stock options
June 10, 2004	V	AZO Enel	IT0003128367	127,500	€6.790	€865,725.00	Market transaction
				Sub-TOTAL (A)		€ 2,448,175.36

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

Underlying financial
Date	Transaction	Financial instrument	Category	ISIN code	instrument	Actual investment/disinvestment			Potential investment/disinvestment			Features
						Qty	Unit price	Amount	Qty	Unit price	Amount
—	—	—	—	—	—	—	—	—	—	—	—	—
									Sub-TOTAL (B)		0
									TOTAL (A) + (B)		€ 2,448,175.36

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”

*****

Company: Enel S.p.A.
Reference period: 2nd quarter (April-June) 2004
Disclosure:          periodic          immediate          delayed
Declarer: Paola Raffaella Giannone          Title: HR Development and Training Manager — Enel S.p.A.

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

						Amount paid/received
Date	Transaction	Financial instrument	ISIN code	Quantity	Unit price	in the transaction	Source
June 8, 2004	S	AZO Enel	IT0003128367	15,218	€5.240	€79,742.32	Exercise of stock options
June 8, 2004	V	AZO Enel	IT0003128367	15,218	€6.750	€102,721.50	Market transaction
June 11, 2004	S	AZO Enel	IT0003128367	29,100	€6.426	€186,996.60	Exercise of stock options
June 11, 2004	V	AZO Enel	IT0003128367	29,100	€6.860	€199,626.00	Market transaction
				Sub-TOTAL (A)		€569,086.42

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

Underlying financial
Date	Transaction	Financial instrument	Category	ISIN code	instrument	Actual investment/disinvestment			Potential investment/disinvestment			Features
						Qty	Unit price	Amount	Qty	Unit price	Amount
—	—	—	—	—	—	—	—	—	—	—	—	—
									Sub-TOTAL (B)		0
									TOTAL (A) + (B)		€ 569,086.42

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”

*****

Company: Enel S.p.A.
Reference period: 2nd quarter (April-June) 2004
Disclosure:          periodic          immediate          delayed
Declarer: Claudio Machetti          Title: Head of Finance Department — Enel S.p.A.
Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

						Amount paid/received
Date	Transaction	Financial instrument	ISIN code	Quantity	Unit price	in the transaction	Source
June 4, 2004	S	AZO Enel	IT0003128367	15,000	€5.240	€78,600.00	Exercise of stock options
June 4, 2004	V	AZO Enel	IT0003128367	15,000	€6.680	€100,200.00	Market transaction
June 8, 2004	S	AZO Enel	IT0003128367	14,454	€5.240	€75,738.96	Exercise of stock options
June 8, 2004	V	AZO Enel	IT0003128367	14,454	€6.730	€97,275.42	Market transaction
June 11, 2004	S	AZO Enel	IT0003128367	63,750	€6.426	€409,657.50	Exercise of stock options
June 11, 2004	V	AZO Enel	IT0003128367	63,750	€6.890	€439,237.50	Market transaction
				Sub-TOTAL (A)		€ 1,200,709.38

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

Underlying financial
Date	Transaction	Financial instrument	Category	ISIN code	instrument	Actual investment/disinvestment			Potential investment/disinvestment			Features
						Qty	Unit price	Amount	Qty	Unit price	Amount
—	—	—	—	—	—	—	—	—	—	—	—	—
									Sub-TOTAL (B)		0
									TOTAL (A) + (B)		€ 1,200,709.38

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”

*****

Company: Enel S.p.A.
Reference period: 2nd quarter (April-June) 2004
Disclosure:          periodic          immediate          delayed
Declarer: Gerardo Orsini          Title: Media Relations Manager — Enel S.p.A.
Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

						Amount paid/received
Date	Transaction	Financial instrument	ISIN code	Quantity	Unit price	in the transaction	Source
April 16, 2004	V	AZO Enel	IT0003128367	10,000	€6.720	€67,200.00	Market transaction
June 8, 2004	S	AZO Enel	IT0003128367	15,218	€5.240	€79,742.32	Exercise of stock options
				Sub-TOTAL (A)		€ 146,942.32

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

Underlying financial
Date	Transaction	Financial instrument	Category	ISIN code	instrument	Actual investment/disinvestment			Potential investment/disinvestment			Features
						Qty	Unit price	Amount	Qty	Unit price	Amount
—	—	—	—	—	—	—	—	—	—	—	—	—
									Sub-TOTAL (B)		0
									TOTAL (A) + (B)		€ 146,942.32

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”

*****

Company: Enel S.p.A.
Reference period: 2nd quarter (April-June) 2004
Disclosure:          periodic          immediate          delayed
Declarer: Massimo Romano          Title: Director of Institutional and International Affairs Department — Enel S.p.A.

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

						Amount paid/received
Date	Transaction	Financial instrument	ISIN code	Quantity	Unit price	in the transaction	Source
June 7, 2004	S	AZO Enel	IT0003128367	193,421	€5.240	€1,013,526.04	Exercise of stock options
June 7, 2004	V	AZO Enel	IT0003128367	193,421	€6.700	€1,295,920.70	Market transaction
June 10, 2004	S	AZO Enel	IT0003128367	191,100	€6.426	€1,228,008.60	Exercise of stock options
June 10, 2004	V	AZO Enel	IT0003128367	191,100	€6.850	€1,309,035.00	Market transaction
June 11, 2004	S	AZO Enel	IT0003128367	191,100	€6.426	€1,228,008.60	Exercise of stock options
June 11, 2004	V	AZO Enel	IT0003128367	191,100	€6.900	€1,318,590.00	Market transaction
				Sub-TOTAL (A)		€ 7,393,088.94

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

Underlying financial
Date	Transaction	Financial instrument	Category	ISIN code	instrument	Actual investment/disinvestment			Potential investment/disinvestment			Features
						Qty	Unit price	Amount	Qty	Unit price	Amount
—	—	—	—	—	—	—	—	—	—	—	—	—
									Sub-TOTAL (B)		0
									TOTAL (A) + (B)		€ 7,393,088.94

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”

*****

Company: Enel S.p.A.
Reference period: 2nd quarter (April-June) 2004
Disclosure:          periodic          immediate          delayed
Declarer: Paolo Scaroni          Title: Chief Executive Officer and General Manager — Enel S.p.A.

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

						Amount paid/received
Date	Transaction	Financial instrument	ISIN code	Quantity	Unit price	in the transaction	Source
June 7, 2004	S	AZO Enel	IT0003128367	250,000	€6.480	€1,620,000.00	Exercise of stock options
June 7, 2004	V	AZO Enel	IT0003128367	250,000	€6.700	€1,675,000.00	Market transaction
June 8, 2004	S	AZO Enel	IT0003128367	250,000	€6.480	€1,620,000.00	Exercise of stock options
June 8, 2004	V	AZO Enel	IT0003128367	250,000	€6.720	€1,680,000.00	Market transaction
June 8, 2004	S	AZO Enel	IT0003128367	11,907	€6.480	€77,157.36	Exercise of stock options
June 8, 2004	V	AZO Enel	IT0003128367	11,907	€6.720	€80,015.04	Market transaction
June 8, 2004	S	AZO Enel	IT0003128367	502,100	€6.480	€3,253,608.00	Exercise of stock options
June 8, 2004	V	AZO Enel	IT0003128367	502,100	€6.770	€3,399,217.00	Market transaction
				Sub-TOTAL (A)		€ 13,404,997.40

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

Underlying financial
Date	Transaction	Financial instrument	Category	ISIN code	instrument	Actual investment/disinvestment			Potential investment/disinvestment			Features
						Qty	Unit price	Amount	Qty	Unit price	Amount
—	—	—	—	—	—	—	—	—	—	—	—	—
									Sub-TOTAL (B)		0
									TOTAL (A) + (B)		€ 13,404,997.40

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”

*****

Company: Enel S.p.A.
Reference period: 2nd quarter (April-June) 2004
Disclosure:          periodic          immediate          delayed
Declarer: Luca Solfaroli Camillocci          Title: Head of Planning and Control Department — Enel Produzione S.p.A.

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

		Financial				Amount paid/received
Date	Transaction	instrument	ISIN code	Quantity	Unit price	in the transaction	Source
June 9, 2004	S	AZO Enel	IT0003128367	29,100	€6.426	€186,996.60	Exercise of stock options
June 9, 2004	V	AZO Enel	IT0003128367	29,100	€6.860	€199,626.00	Market transaction
				Sub-TOTAL (A)		€ 386,622.60

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

Underlying financial
Date	Transaction	Financial instrument	Category	ISIN code	instrument	Actual investment/disinvestment			Potential investment/disinvestment			Features
						Qty	Unit price	Amount	Qty	Unit price	Amount
—	—	—	—	—	—	—	—	—	—	—	—	—
									Sub-TOTAL (B)		0
									TOTAL (A) + (B)		€ 386,622.60

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”

*****

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Società per Azioni
By:	/s/ Avv. Claudio Sartorelli
	Name:	Avv.Claudio Sartorelli
	Title:	Secretary of Enel Società per Azioni

Dated: July 4, 2004